EXHIBIT 11

COMPUTATION OF LOSS PER SHARE
(Dollars in thousands, except share amounts)
(Unaudited)

	Three Months Ended
	March 31, 2011	March 31, 2010

Net Loss	$(2,463)	$(5,951)
Weighted average common shares outstanding for computation of basic EPS	12,653,133	12,625,968
Dilutive common-equivalent shares	--	--
Weighted average common shares for computation of diluted EPS	12,653,133	12,625,968

Loss per common share:
Basic	$(0.19)	$(0.47)
Diluted	$(0.19)	$(0.47)

	Six Months Ended
	March 31, 2011	March 31, 2010

Net Loss	$(5,734)	$(11,038)
Weighted average common shares outstanding for computation of basic EPS	12,646,830	12,619,455
Dilutive common-equivalent shares	--	2,918
Weighted average common shares for computation of diluted EPS	12,646,830	12,622,373

Loss per common share:
Basic	$(0.45)	$(0.87)
Diluted	$(0.45)	$(0.87)